Exhibit 99.1

I-Mab Reports Full Year 2024 Financial Results and Provides Business Update

•
Continued positive momentum in givastomig Phase 1b combination trial in first-line gastric cancer, with topline dose escalation data (n=17) expected in 2H 2025
•
Enrollment completed ahead of schedule in the first givastomig Phase 1b dose expansion cohort; momentum continues in the second expansion cohort
•
Strong financial position supported by $173.4 million of cash and cash equivalents, and short-term investments as of December 31, 2024; provides runway into 2027, through expected clinical readouts for givastomig

ROCKVILLE, MD, April 3, 2025 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced financial results for the full year ended December 31, 2024, and highlighted recent pipeline progress and business updates.

“The last year has been transformational for I-Mab. We successfully established a new model as a U.S.-based biotech company, divested all business operations in China, redefined our strategy, strengthened our leadership team, reprioritized our pipeline and accelerated the development of our lead program, givastomig, a novel Claudin-18.2 targeted therapy,” said Sean Fu, PhD, MBA, CEO and board member of I-Mab. “We believe givastomig is uniquely situated to be a potential best-in-class, Claudin-18.2 therapy, with broad applicability in gastric cancer and beyond, and our strong cash balance positions us to build on the momentum.”

2024 Selected Finance and Corporate Development Highlights:

•
Appointment of Sean (Xi-Yong) Fu, PhD, MBA, as Chief Executive Officer.
•
Completed divestiture of Greater China assets and business operations, including settlement of all non-participating shareholder redemption obligations.

Pipeline Overview and Potential Upcoming Milestones

In January 2025, the Company announced a portfolio re-prioritization, with a focus on advancing its lead program, givastomig, a CLDN18.2 x 4-1BB bispecific antibody, targeting first-line (1L) metastatic gastric cancers, with further potential in other solid tumors. The Company continues to monitor development of uliledlimab, an antibody designed to target CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment, in Phase 2 studies with its partner, TJ Biopharma, and support ongoing studies underway with its partner, ABL Bio, for ragistomig, a bispecific, Fc-silent antibody designed to provide anti-PD-L1 activity and conditional 4-1BB-driven T-cell activation in one molecule.

Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting CLDN18.2-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for 1L metastatic gastric cancers, with further potential in other solid tumors. In Phase 1 trials, givastomig was observed to maintain a strong tumor-binding property and promising anti-tumor activity, attributable to a potential synergistic effect of proximal interaction between CLDN18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

Enrollment recently completed in the first dose expansion cohort (n=20), ahead of schedule, with continued momentum in the second dose expansion cohort (n=20). The Phase 1b study is evaluating givastomig for the treatment of gastric cancer in the 1L setting in combination with standard of care, nivolumab (an anti-PD-1 checkpoint inhibitor) plus chemotherapy. The study builds on positive Phase 1 monotherapy data.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

Upcoming Phase 1b Givastomig Milestones:

•
2H 2025: Phase 1b dose escalation data (n=17) expected to be presented at a medical meeting.
•
1H 2026: Expected topline results from the ongoing dose expansion study (n=40).

Full Year 2024 Financial Results

Cash Position

As of December 31, 2024, the Company had cash, cash equivalents, and short-term investments of $173.4 million. The Company’s current cash position is expected to fund the givastomig Phase 1b study through anticipated dose expansion data readouts and further development initiatives into 2027.

Shares Outstanding

As of December 31, 2024, the Company had 187,452,495 ordinary shares issued and outstanding, representing the equivalent of 81,501,085 ADSs, assuming the conversion of all ordinary shares into ADSs.

Research & Development Expenses

Research and development expenses were $21.8 million for the year ended December 31, 2024, compared to $21.4 million for the year ended December 31, 2023. The increase was primarily attributable to an increase in givastomig-related spending, partially offset by a decrease of $1.9 million in employee-related expenses due to lower headcount and a decline in stock price.

Administrative Expenses

Administrative expenses were $29.7 million for the year ended December 31, 2024, compared to $28.2 million for the year ended December 31, 2023. The increase was primarily attributable to an increase in professional services fees of $13.8 million due to an increase in legal expenses associated with certain trade secret misappropriation disputes against Inhibrx, Inc. This increase was partially offset by a decrease in employee-related expenses of $12.4 million due to the forfeiture of shares as a result of the divestiture of the Greater China assets and business operations and a decline in stock price, as well as exits of certain executive employees.

Interest Income

Interest income was $7.5 million for the year ended December 31, 2024, compared to $9.3 million for the year ended December 31, 2023. The decrease was primarily attributable to lower average investable cash balances.

Other Expenses, Net

Other expenses, net were $4.7 million for the year ended December 31, 2024, compared to $8.1 million for the year ended December 31, 2023. The change was primarily attributable to the fair value changes and extinguishment of put right liabilities and a smaller impact from foreign exchange losses, partially offset by expenses recognized on the settlement of non-participating shareholder redemption obligations and fixed asset impairments.

Equity in Loss of Affiliates

Equity in loss of affiliates was $1.0 million for the year ended December 31, 2024, compared to $11.4 million for the year ended December 31, 2023. The decrease was driven by no further recognition of allocated losses from our unconsolidated investee, as the investee no longer qualified for equity method accounting after the first quarter of 2023, and a decline in employee stock ownership plan expenses through the first quarter of 2024 prior to the transfer of our shares in the unconsolidated investee to certain participating shareholders in connection with the divestiture of the Greater China assets and business operations.

Net Loss from Continuing Operations

Net loss from continuing operations was $(49.7) million for the year ended December 31, 2024, compared to $(82.2) million for the year ended December 31, 2023. Net loss from continuing operations per share attributable to ordinary shareholders was $(0.27) for the year ended December 31, 2024 compared to $(0.43) for the year ended December 31, 2023.

Net Loss from Discontinued Operations

On April 2, 2024, the Company closed the China divestiture announced on February 7, 2024 (the “Transaction”). The Company determined that the Transaction represented a strategic shift that had a major effect on the business and therefore, met the criteria for classification as discontinued operations at December 31, 2024. Accordingly, the carrying value of in-process research and development and the net assets associated with the Greater China business operations are reported as discontinued operations in accordance with ASC 205-20, Discontinued Operations. Amounts applicable to prior years have been recast to conform to the discontinued operations presentation. The Company recognized a gain on the Transaction in the amount of $34.4 million for the year ended December 31, 2024, and a loss from operations of the discontinued component of $6.9 million for the year ended December 31, 2024.

Net Loss

Net loss was $(22.2) million for the year ended December 31, 2024, compared to $(207.7) million for the year ended December 31, 2023. Net loss per share attributable to ordinary shareholders was $(0.12) for the year ended December 31, 2024 compared to $(1.09) for the year ended December 31, 2023.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

Exchange Rate Information

As part of I-Mab’s strategic transition to a U.S.-based biotech, effective April 2, 2024, the Company changed its reporting currency from RMB to USD. As indicated in its interim financial results, reported on August 28, 2024, the Company applied this change retrospectively to its historical results of operations and financial statements, as if the Company had always used the U.S. dollar as its reporting currency.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline and clinical development of I-Mab’s drug candidates, including givastomig; the projected advancement of the Company’s portfolio and anticipated milestones and related timing; the Company’s expectations regarding the impact of data from ongoing and future clinical trials; the Company’s expectations regarding its cash runway; the timing and progress of studies and trials (including with respect to patient enrollment); the potential benefits of givastomig; and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025, as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com

I-Mab

Consolidated Balance Sheets

(All amounts in thousands, except for share data)

	As of December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$68,263	$291,506
Short-term investments	105,135	20,221
Prepayments and other receivables	3,295	2,503
Current assets of discontinued operations	—	15,682
Total current assets	176,693	329,912
Property, equipment and software	201	1,777
Operating lease right-of-use assets	3,597	3,777
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727 and $0, respectively)	30,824	—
Other non-current assets	1,365	248
Non-current assets of discontinued operations	—	33,208
Total assets	$212,680	$368,922

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$7,638	$7,849
Operating lease liabilities, current	816	626
Current liabilities of discontinued operations	—	49,669
Total current liabilities	8,454	58,144
Put right liabilities, non-current	—	13,852
Operating lease liabilities, non-current	3,066	3,261
Other non-current liabilities	—	106
Non-current liabilities of discontinued operations	—	50,975
Total liabilities	11,520	126,338
Commitments and contingencies

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of December 31, 2024 and 2023; 187,452,495 and 185,613,662 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	19	19
Treasury stock	(6,225)	(8,007)
Additional paid-in capital	1,460,021	1,474,610
Accumulated other comprehensive income	33,384	39,771
Accumulated deficit	(1,286,039)	(1,263,809)
Total shareholders’ equity	201,160	242,584
Total liabilities and shareholders’ equity	$212,680	$368,922

I-Mab

Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2024	2023	2022
Revenues
Licensing and collaboration revenue	$—	$632	$(1,551)
Total revenues	—	632	(1,551)
Expenses
Research and development expenses(1)	(21,770)	(21,448)	(22,547)
Administrative expenses(2)	(29,656)	(28,160)	(28,980)
Impairment of goodwill	—	(23,041)	—
Total expenses	(51,426)	(72,649)	(51,527)
Loss from operations	(51,426)	(72,017)	(53,078)
Interest income	7,486	9,294	4,954
Other expenses, net	(4,718)	(8,090)	(28,269)
Equity in loss of affiliates(3)	(1,038)	(11,404)	(64,707)
Loss from continuing operations before income tax expense	(49,696)	(82,217)	(141,100)
Income tax expense	—	—	(103)
Loss from continuing operations	$(49,696)	$(82,217)	$(141,203)

Discontinued operations:
Loss from operations of discontinued operations(4)	$(6,898)	$(125,512)	$(229,850)
Income tax expense	—	—	—
Gain on sale of discontinued operations	34,364	—	—
Gain (loss) from discontinued operations	$27,466	$(125,512)	$(229,850)

Net loss	$(22,230)	$(207,729)	$(371,053)

Other comprehensive income (loss):
Unrealized loss on available-for-sale debt securities, net of tax	$(8,168)	$—	$—
Foreign currency translation adjustments, net of tax	1,781	5,605	5,587
Total comprehensive loss	$(28,617)	$(202,124)	$(365,466)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	186,728,372	191,423,850	189,787,292
Net loss from continuing operations per share - basic and diluted	$(0.27)	$(0.43)	$(0.74)
Net gain (loss) from discontinued operations per share - basic and diluted	$0.15	$(0.66)	$(1.22)
Net loss per share - basic and diluted	$(0.12)	$(1.09)	$(1.96)

Net loss from continuing operations per ADS(5) - basic and diluted	$(0.61)	$(0.99)	$(1.71)
Net gain (loss) from discontinued operations per ADS(5) - basic and diluted	$0.34	$(1.51)	$(2.79)
Net loss per ADS(5) - basic and diluted	$(0.27)	$(2.50)	$(4.50)

(1) Includes share-based compensation expense of $1.6 million, $2.9 million and $3.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(2) Includes share-based compensation expense of $(3.5) million, $7.4 million and $9.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. The year ended December 31, 2024 includes forfeitures as a result of divestiture of the Greater China assets and business operations and organizational changes.

(3) Includes share-based compensation expense of $(0.7) million, $0.7 million and $2.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. The year ended December 31, 2024 includes forfeitures as a result of divestiture of the Greater China assets and business operations.

(4) Includes share-based compensation expense of $(11.6) million, $17.1 million and $39.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. The year ended December 31, 2024 includes forfeitures as a result of divestiture of the Greater China assets and business operations.

(5) Each 10 ADSs represents 23 ordinary shares.

I-Mab

Consolidated Statements of Cash Flows

(All amounts in thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(22,230)	$(207,729)	$(371,053)
Less: net gain (loss) from discontinued operations	27,466	(125,512)	(229,850)
Net loss from continuing operations	(49,696)	(82,217)	(141,203)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations
Share-based compensation	(1,949)	10,239	13,149
Change in fair value and extinguishment of put right liabilities	(13,852)	1,118	(5,070)
Equity in loss of affiliates	1,038	11,404	64,707
Depreciation of property, equipment and software	261	475	206
Impairment of goodwill	—	23,041	—
Settlement of TJ Biopharma repurchase obligations	12,388	—	—
Amortization of right-of use assets	717	586	1,209
Impairment of fixed assets	622	—	—
Impairment of assets held for sale	624	—	—
Gain on disposal of property and equipment	(11)	—	(27)
Change in fair value of short-term and other investments	—	(221)	(1,898)
Recognition of deferred cost for planned dual listing	—	—	2,253
Changes in operating assets and liabilities
Prepayments and other receivables	(1,904)	28	(1,800)
Accruals and other payables	(213)	(35,681)	18,337
Other non-current liabilities	(106)	(894)	226
Operating lease liability, net	(588)	(575)	(1,217)
Accounts receivable	—	—	(2,755)
Contract assets	—	—	4,301
Net cash used in operating activities from continuing operations	(52,669)	(72,697)	(49,582)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	109,834	85,000	764,421
Purchase of short-term and other investments	(194,748)	(100,000)	(767,510)
Purchase of available-for-sale debt securities	(51,115)	—	—
Purchase of property, equipment and software	(48)	(164)	(2,091)
Proceeds from disposal of property and equipment	62	—	—
Net cash used in investing activities from continuing operations	(136,015)	(15,164)	(5,180)
Cash flows from financing activities
Payment for stock repurchases	(335)	(8,644)	(3,006)
Proceeds from exercise of stock options	—	407	6,918
Net cash (used in) generated from financing activities from continuing operations	$(335)	$(8,237)	$3,912

I-Mab

Consolidated Statements of Cash Flows (continued)

(All amounts in thousands)

	Year Ended December 31,
	2024	2023	2022
Discontinued operations:
Net cash used in operating activities	$(27,498)	$(109,791)	$(116,663)
Net cash (used in) generated from investing activities	(22,289)	26,077	73,216
Net cash (used in) generated from financing activities	(4,171)	9,911	2,805
Net cash used in discontinued operations	(53,958)	(73,803)	(40,642)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	573	5,197	14,197
Net decrease in cash and cash equivalents	(242,404)	(164,704)	(77,295)

Cash and cash equivalents, beginning of year	310,667	475,371	552,666
Cash and cash equivalents, end of year	$68,263	$310,667	$475,371

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$805	$739	$909
Right-of-use assets obtained in exchange for operating lease obligations	$282	$1,426	$—
Other supplemental cash flow disclosures
Income tax paid	$—	$—	$103
Interest paid	$—	$—	$—
Non-cash activities
Payables for purchase of property, equipment and software	$—	$—	$124
Unrealized loss on available-for-sale debt securities	$8,168	$—	$—

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated Balance Sheets:
Cash and cash equivalents	$68,263	$291,506	$342,922
Restricted cash(1)	—	—	5,000
Cash and cash equivalents in current assets of discontinued operations	—	10,843	8,894
Restricted cash in non-current assets of discontinued operations	—	8,318	118,555
Total cash and cash equivalents and restricted cash	$68,263	$310,667	$475,371

(1)
The $5.0 million of restricted cash represents cash deposits placed by I-Mab Hong Kong in connection with a December 2022 bank loan held by TJBio Shanghai. This borrowing was repaid in full and the restrictions on the cash deposits were released during 2023.